EXHIBIT 12.1.0

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	(Dollars in Millions) Years Ended December 31,
	2000	2001	2002	2003	2004
Earnings:
Pre-Tax income from continuing operations	$15	$(73)	$(32)	$(24)	$64
Plus fixed charges	75	60	60	44	40
Plus amortization of capitalized interest	1	2	1	2	1
Less interest capitalized	1	1	1	1	1

Total earnings, before fixed charge	$90	$(12)	$(28)	$23	$106
Fixed Charges:
Interest expensed and capitalized	$75	$60	$60	$46	$40
Total fixed charges	$75	$60	$60	$46	40

Ratio of earnings to fixed charges	1.20	--	--	--	2.60
Earnings to fixed charges deficiency	--	$72	$32	$23	--